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                                                                      Exhibit 28


                             USA Technologies, Inc.
                                200 Plant Avenue
                           Wayne, Pennsylvania 19087


                                 March 10, 1999


Mr. Mason Sexton
430 Park Avenue
New York, New York 10022


Dear Mr. Sexton:

         This is to acknowledge and confirm that you have been retained as a consultant by the Company pursuant to the terms and conditions set forth herein.

         (1) The Company hereby engages you and you hereby agree to render such consulting and advisory services to the Company as shall be requested from time to time by the President of the Company, including advising the Company on business strategy, compensation policies, business development, and product development. It is understood and agreed that none of your services to be rendered hereunder shall be in connection with the offer or sale of any securities of the Company in a capital raising transaction or directly or indirectly promoting or maintaining a market for the Company's securities.

         (2) The Company shall issue to you in consideration for providing the consulting and advisory services set forth herein a total of 180,000 shares of fully paid and nonassessable Common Stock of the Company. Upon the effective date of the registration statement described below, the Company shall issue such stock to you. The issuance to you of such Common Stock shall be the only consideration that you are entitled to under this Consulting Agreement.

         Promptly after the signing of this Consulting Agreement, the Company will cause a registration statement on Form S-8 to be filed with the Securities and Exchange Commission for the purpose of registering the 180,000 shares of Common Stock of the Company to be issued to you.

         (3) This Consulting Agreement shall be for a term of six months commencing March 10, 1999 and terminating September 10, 1999. Any renewal or extension of this Consulting Agreement shall be upon a new written agreement signed by each of the parties.

         (4) You will not directly or indirectly disclose to any other person, firm or corporation, nor use for your own benefit during or after the term of this Consulting Agreement, any trade secrets or other information designated as confidential by the Company which is acquired by you in the course of performing services hereunder. Trade secrets can include, but are not limited to, products or services under development, production methods and processes, sources of supply, customer lists, marketing plans, information concerning the filing or pendency of patent applications and information concerning the issuance of any securities of the Company.

         (5) You and the Company hereby acknowledge that you are an independent contractor. In connection with your duties hereunder, you shall not hold yourself out as, nor shall you take any action from which others might infer, that you are a partner, agent or joint venturer of the Company.

         (6) This Consulting Agreement shall be governed by the laws of the Commonwealth of Pennsylvania. Any dispute arising out of this Consulting Agreement shall be adjudicated in the courts of the Commonwealth of Pennsylvania or in the federal courts located within the Commonwealth of Pennsylvania.

         Please indicate your acceptance of the terms of this Consulting Agreement by signing and dating below where indicated and returning it to me.


                                          USA TECHNOLOGIES, INC.


                                      By: /s/ George R. Jensen, Jr.
                                          -------------------------------------
                                          George R. Jensen, Jr.
                                          President and Chief Executive Officer

ACCEPTED:

/s/ Mason S. Sexton
-------------------------
Mason S. Sexton